Emgold Mining Corporation (An Exploration Stage Company)
Consolidated Financial Statements
For the Years Ended 31 December 2014 and 2013
Stated in US Dollars

Table of Contents

Management's Responsibility	i
Independent Audit Report	ii
Consolidated Statement of Financial Position	1
Consolidated Statement of Comprehensive Loss	2
Consolidated Statement of Changes in Equity for the Year Ended 31 December 2013	3
Consolidated Statement of Changes in Equity for the Year Ended 31 December 2014	4
Consolidated Statement of Cash Flows	5
Notes to the Consolidated Financial Statements
1) Nature of operations and going concern	6
2) Basis of preparation - Statement of Compliance	7
3) Summary of significant accounting policies	7
4) Critical accounting judgments and key sources of estimation uncertainty	14
5) Recently adopted accounting standards	16
6) Accounting standards issued but not yet effective	17
7) Financial instruments and risk management	18
8) Equipment	19
9) Exploration and evaluation assets	20
10) Related party transactions	23
11) Share capital	24
12) Capital disclosures	27
13) Segmented disclosure	27
14) Income taxes	28
15) Gain on sale of equipment	30
16) Gain on settlement of liabilities	30
17) Gain on renegotiation of accounts payable	30
18) Subsequent events	30

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying audited consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the audited consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external auditors.

28 April 2015

The consolidated financial statements were approved by the Board of Directors on 28 April 2015 and were signed on its behalf by:
“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Emgold Mining Corporation:

We have audited the accompanying consolidated financial statements of Emgold Mining Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation and its subsidiaries as at December 31, 2014 and 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of these consolidated financial statements, which states that Emgold Mining Corporation incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 1, raise substantial doubt about the ability of Emgold Mining Corporation to continue as a going concern.

Vancouver, BC
April 28, 2015	Chartered Accountants

Accounting › Consulting › Tax
2300, 1055 Dunsmuir Street, PO Box 49148; Vancouver BC; V7X 1J1
1-877-688-8408 P: 604-685-8408 F: 604-685-8594 www.MNP.ca

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Emgold Mining Corporation	Statement 1
US Dollars

Consolidated Statement of Financial Position

		As at
	Note	31 December 2014	31 December 2013
ASSETS
Current Assets
Cash and cash equivalents		$26,636	$38,420
Amounts receivable		1,500	75
Prepaid amounts and deposits		5,839	6,016
		33,975	44,511
Non-current Assets
Reclamation bonds		10,775	14,877
Equipment	(8)	1,668	3,508
Exploration and evaluation assets	(9)	1,337,563	1,227,563
		1,350,006	1,245,948
		$1,383,981	$1,290,459
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$132,597	$91,326
Due to related parties	(10)	628,081	579,737
		760,678	671,063
EQUITY (statement 3)
Share capital	(11)	43,935,360	43,687,315
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,061,187)	(50,817,049)
		623,303	619,396
		$1,383,981	$1,290,459

Nature of operations and going concern	(1)	Segmented disclosure	(13)
Basis of preparation - Statement of Compliance	(2)	Income Tax	(14)
Capital disclosures	(12)	Subsequent events	(18)

The consolidated financial statements were approved by the Board of Directors on 28 April 2015 and were signed on its behalf by:
“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 2
US Dollars

Consolidated Statement of Comprehensive Loss

		Year ended	Year ended
	Note	31 December 2014	31 December 2013
Continuing Operations
Expenses
Exploration and evaluation
Resource property expense	(9)	$43,601	$103,129
Stock-based compensation - exploration		-	3,400
		43,601	106,529
General and administrative
Management and consulting		71,131	184,776
Professional fees		50,990	73,172
Office and administration		35,943	53,085
Salaries and benefits		29,648	93,578
Listing and filing fees		27,083	18,022
Insurance		12,694	20,154
Shareholder communication		12,197	31,100
Amortization	(8)	1,840	6,799
Banking costs		849	3,325
Stock-based compensation		-	24,184
		242,375	508,195
Net Loss and Comprehensive Loss Before Other Items		285,976	614,724
Other (Income)
Foreign exchange gain		(8,181)	(6,648)
Gain on settlement of liabilities		(24,696)	(84,352)
Gain on sale of equipment		(6,246)	(35,023)
Gain on sale of land		-	(193,289)
Unrealized gain loss on warrant liability	(11)	(2,715)	(37,243)
		(41,838)	(356,555)
Net Loss and Comprehensive Loss		$244,138	$258,169
Basic and Diluted Loss per Common Share		$0.00	$0.00
Weighted Average Number of Shares Outstanding		75,046,475	72,083,308

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 3
US Dollars

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2013

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2013	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869
Private placement issuances	5,700,000	278,168	2,850,000	-	-	-	-	278,168
Shares issued for property	236,000	20,000	-	-	-	-	-	20,000
Share issuance costs	-	(1,056)	-	-	-	-	-	(1,056)
Options forfeited	-	-	-	-	(700,000)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(174,691)	(174,691)
Balance at 31 March 2013	72,587,462	$43,687,315	38,345,784	$686,349	4,269,665	$7,035,197	$(50,733,571)	$675,290
Warrants expired	-	-	(3,336,884)	-	-	-	-	-
Options expired	-	-	-	-	(97,500)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(42,496)	(42,496)
Balance at 30 June 2013	72,587,462	$43,687,315	35,008,900	$686,349	4,172,165	$7,035,197	$(50,776,067)	$632,794
Warrants expired	-	-	(4,079,755)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	106,216	106,216
Balance at 31 September 2013	72,587,462	$43,687,315	30,929,145	$686,439	4,172,165	$7,035,197	$(50,669,851)	$739,010
Issuance of stock options	-	-	-	-	3,000,000	27,584	-	27,584
Options expired	-	-	-	-	(141,500)	-	-	-
Warrants expired	-	-	(21,944,142)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-		-	(147,198)	(147,198)
Balance at 31 December 2013	72,587,462	$43,687,315	8,958,003	$686,349	7,030,665	$7,062,781	$(50,817,049)	$619,396

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 4
US Dollars

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2014

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2014	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,817,049)	$619,396
Comprehensive loss for the period	-	-	-	-	-	-	(100,110)	(100,110)
Balance at 31 March 2014	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,917,159)	$519,286
Shares issued for property	236,000	20,000	-	-	-	-	-	20,000
Comprehensive loss for the period	-	-	-	-	-	-	(71,104)	(71,104)
Balance at 30 June 2014	72,823,462	$43,707,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,988,263)	$468,182
Private placement issuances	5,000,000	230,056	-	-	-	-	-	230,056
Share issuance costs	-	(2,011)	-	-	-	-	-	(2,011)
Options expired	-	-	-	-	(64,000)	-	-	-
Private placement warrants	-	-	2,500,000	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(50,186)	(50,186)
Balance at 30 September 2014	77,823,462	$43,935,360	11,485,003	$686,349	6,966,665	$7,062,781	$(51,038,449)	$646,041
Warrants expired	-	-	(3,321,428)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(22,738)	(22,738)
Balance at 31 December 2014	77,823,462	$43,935,360	8,163,575	$686,349	6,966,665	$7,062,781	$(51,061,187)	$623,303

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 5
US Dollars

Consolidated Statement of Cash Flows

		Year ended	Year ended
	Note	31 December 2014	31 December 2013
OPERATING ACTIVITIES
Loss for the Year		$(244,138)	$(258,169)
Items not Affecting Cash
Stock-based compensation		-	27,584
Amortization	(8)	1,840	6,799
Effect of currency translation		693	1,168
Write-off of reclamation bond		3,124	5,171
(Gain) on sale of equipment		(6,046)	(35,023)
(Gain) on sale of land		-	(193,289)
Write-off of accrued liabilities		(24,696)	(84,352)
(Gain) on renegotiation of accounts payable		-	(22,089)
Unrealized (gain) loss on warranty liability		(2,715)	(37,243)
		$(271,938)	$(589,443)
Net Change in Non-cash Working Capital
Amounts receivable		(1,425)	85,103
Prepaid expenses and deposits		177	28,892
Accounts payable and accrued liabilities		65,967	(508,370)
Due to (from) related parties		48,344	191,218
		$113,063	$(203,157)
		$(158,875)	$(792,600)
INVESTING ACTIVITIES
Proceeds from sale of equipment		6,046	35,023
Proceeds from sale of land		-	450,000
Resource property royalty payments		20,000	-
Purchase of resource property		(110,000)	-
		$(83,954)	$485,023
FINANCING ACTIVITIES
Proceeds from share issuance		233,056	285,000
Share issuance costs		(2,011)	(1,056)
		$231,045	$283,944
Net Increase (Decrease) in Cash		(11,784)	(23,633)
Cash position – beginning of year		38,420	62,053
Cash Position – End of Year		$26,636	$38,420
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	(9)	$20,000	$20,000

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation
US Dollars

Notes to the Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQB.

These consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead requirements and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

Consistent with other companies, in the sector of mineral exploration, the Company has incurred operating losses since inception, has limited sources of revenue, is unable to self-finance operations and has significant cash requirements to meet its overhead and maintain its mineral interests.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (000’s)	31 December 2014	31 December 2013
Working capital	$(727,000)	$(627,000)
Accumulated deficit	$(51,061,000)	$(50,817,000)
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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

2)	Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies.

The preparation of these Financial Statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies
a)	Basis of presentation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

•	Idaho-Maryland Mining Corporation
•	Emgold (US) Corp.
•	Golden Bear Ceramics Company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition. The Company has no non-controlling interests.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

b)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

If the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders' proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

c)	Foreign currency

These Financial Statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to CDN$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depletion which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss.

Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

d)	Measurement uncertainty

The preparation of these Financial Statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s key estimates relate to the valuation and estimated useful lives of equipment, the measurement of stock-based compensation, the valuation of warrants, the valuation allowance for deferred tax assets and liabilities, valuation and recoverability of resource properties, and the valuation of shares issued for resource property. Actual results may differ from these estimates.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Depreciation and depletion of property, plant and equipment assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amounts taking into account factors such as reserves, economic and market conditions and the useful lives of assets. Provisions for environmental rehabilitations are recognised in the period in which they arise and are stated as the fair value of estimated future costs.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

e)	Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the options are earned. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

f)	Deferred financing costs

Expenditures directly related to share issuances are recorded as a deferred financing cost until such time as the shares are issued. When the shares are issued, the deferred financing cost is recognized as a reduction of the net proceeds from the share issuance. If no shares are issued, these deferred financing costs are recognized as a component of comprehensive loss

g)	Financial instruments

All financial instruments must be recognized, initially, at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss,” “loans and receivables,” and “other liabilities.” Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held for trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss
Amounts receivable and due from related parties	Loans and receivables
Prepaid amounts and deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Warrant liability	Fair value through profit or loss
Due to related parties	Other liabilities
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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

h)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income except to the extent it relates to items recognized in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•	are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and
•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.
i)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting year. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised if in the money and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

j)	Comprehensive profit (loss)

Comprehensive profit (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net profit such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company's comprehensive profit (loss) is presented in the Consolidated Statements of Comprehensive Profit (Loss) and the Consolidated Statements of Shareholders' Equity.

k)	Plant and equipment

Plant and equipment assets are depreciated using the straight-line method based on estimated useful lives, which generally range from 1 to 5 years. Land is not depreciated.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overheads.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as "maintenance and repairs."

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

The depreciation method, useful life and residual values are assessed annually.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company's tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

l)	Exploration and evaluation

The Company is currently in the exploration stage with all of its mineral interests. Exploration and evaluation costs include the costs of acquiring licenses, costs incurred to explore and evaluate properties, and the fair value, upon acquisition, of mineral properties acquired in a business combination.

Exploration and evaluation expenditures are expensed in the period they are incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Significant property acquisition costs are capitalized only to the extent that such costs can be directly attributed to an area of interest where it is considered likely to be recoverable by future exploitation or sale. Development costs relating to specific properties are capitalized once management has made a development decision.

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded in the period that the payments are made or received. The Company does not accrue costs to maintain mineral interests in good standing.

Resource property royalty payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Royalty payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Restoration provisions

The Company recognizes liabilities for legal obligations associated with the reclamation or rehabilitation of mineral property interests that the Company is required to settle. The Company recognizes the fair value of liabilities for such obligations in the year in which they occur or in the year in which a reasonable estimate of such costs can be made. The obligation is recorded as a liability with a corresponding charge to operations. The Company has determined that it has no material restoration obligations as at 31 December 2014.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

m)	Impairment Loss

An impairment loss is reversed if there is an indication that there has been a positive change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

n)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

o)	Environmental

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

p)	Provisions and decommissioning liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Decommissioning liabilities include an estimate of the future cost associated with the abandonment and reclamation of property and equipment, discounted to its present value, and capitalized as part of the cost of that asset. The estimated costs are based on the present value of the expenditure expected to be incurred. Changes in the discount rate, estimated timing of decommissioning costs, or cost estimates are dealt with prospectively by recording a change in estimate, and a corresponding adjustment to equipment. The accretion on the decommissioning provision is included in the consolidated statement of comprehensive loss.

Actual expenditures incurred are charged against the decommissioning liability.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

q)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

r)	Flow-through shares

The Company will, from time to time, issue flow-through common shares to finance a portion of its exploration and development program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through proceeds into i) share capital, and ii) a flow-through liability, equal to the estimated premium, if any, investors pay for the flow-through feature. Once related expenditures are incurred or on filing of the “renouncement”, the premium is recognized as other income. At this time, the Company also recognizes a deferred tax liability and tax provision at the enacted or substantively enacted tax rate, for the tax pool reduction renounced to the shareholders.

Proceeds received from the flow-through issue are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable this tax is accrued as a financial liability until paid.

s)	Title to exploration and evaluation properties

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers.

t)	Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares at the time of issuance.

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

a)	Critical judgments in applying accounting policies

Going concern assumption

These Financial Statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Mineral Properties

The company owns land and surface rights, which are part of the Idaho-Maryland property, valued as part of exploration and evaluation assets on statement of financial position at $490,508. This land is adjacent to the property covered by the BET agreement that expired on 01 February 2013. The BET Agreement, signed in 2002, originally had a five year term and has been extended three times. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement associated with the Project (note 12). The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease. If the lease is not extended the land will still have real estate value and can be disposed of as a non-mining real estate transaction.

b)	Key sources of estimation uncertainty

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3 of these audited annual consolidated financial statements. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company in order to arrive at a fair value for the issuance of warrants.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation assets

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

5)	Recently adopted accounting standards
a)	IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12. The amendments to the standard do not impact the Company’s consolidated financial statements.

b)	IAS 32, Financial instruments: Presentation

IAS 32, “Financial Instruments: Presentation” provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances. The amendments to IAS 32 are effective for annual periods beginning on or after 01 January 2014. Adoption of the standard had no material impact on these financial statements.

c)	IFRIC 21, Levies Imposed by Governments

In May 2013, the IASB issued IFRIC 21 which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. The Company is currently assessing the impact of IFRIC 21 on its Financial Statements.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

6)	Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)	IFRS 8, Operating segments

The amendments to IFRS 8, issued by the International Accounting Standards Board (IASB) in December 2013, incorporated into Part I of the CPA Canada Handbook - Accounting by the Accounting Standards Board (AcSB) in March 2014, require an entity to disclose the judgments made by management in applying the aggregation criteria for reportable segments. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

b)	IFRS 9, Financial Instruments

The Standard has no mandatory adoption date, however early adoption is permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the Financial Statements.

c)	IFRS 11, Joint Arrangements

In May 2014, the IASB issued amendments to this Standard, incorporated into the Handbook by the AcSB in July 2014, to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations, is required to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs with the exception of those principles that conflict with the guidance in IFRS 11. The amendments apply to the acquisition of an interest in a joint operation on its formation, unless the formation of the joint operation coincides with the formation of the business, and the acquisition of additional interests in the same joint operation. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

d)	IFRS 14, Regulatory Deferral Accounts

The standard is effective for annual periods beginning on or after 1 January 2016, with earlier adoption permitted. The standard is to be applied upon first-time adoption of IFRS. Existing IFRS preparers are prohibited from applying this standard. As the Company has already adopted IFRS in previous years, this standard does not impact its operations.

e)	IAS 24, Related Party Disclosures

The amendments to IAS 24, issued by the International Accounting Standards Board (IASB) in December 2013, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) in March 2014, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

7)	Financial instruments and risk management
a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and warrant liability, which are carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at
31 December 2014 and 31 December 2013.

The fair value of the Company’s cash is quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.
•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash has been assessed on the fair value hierarchy described above and classified as Level 1. The warrant liability has been classified as Level 3.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, deposits, and accounts payable and accrued liabilities. At 31 December 2014 and 31 December 2013, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $500. At
31 December 2014 the Company held currency totalling the following:

Rounded (‘000’s)	31 December 2014	31 December 2013
Canadian dollars	$9,000	$11,000
United States dollars	$18,000	$27,000
g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

8)	Equipment
	Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2013	$16,267	$43,197	$67,050	$38,833	$165,347
Depreciation for the year	611	1,293	4,895	-	6,799
Balance at 31 December 2013	$16,878	$44,490	$71,945	$38,833	$172,146
Balance at 01 January 2014	$16,878	$44,490	$71,945	$38,833	$172,145
Depreciation for the year	611	1,229	-	-	1,840
Balance at 31 December 2014	$17,489	$45,719	$71,945	$38,833	$173,986
Carrying Amounts
At 01 January 2013	$2,445	$2,967	$4,895	$-	$10,307
At 31 December 2013	$1,834	$1,674	$-	$-	$3,508
At 31 December 2014	$1,222	$445	$-	$-	$1,668
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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

9)	Exploration and evaluation assets
Property Acquisition Costs	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Balance at 01 January 2013	$747,219	$439,052	$10,029	$10,030	$208,719	$49,225	$1,464,274
Acquisitions	-	-	10,000	10,000	-	-	20,000
Dispositions	(256,711)	-	-	-	-	-	(256,711)
Balance at 31 December 2013	$490,508	$439,052	$20,029	$20,030	$208,719	$49,225	$1,227,563
Balance at 01 January 2014	$490,508	$439,052	$20,029	$20,030	$208,719	$49,225	$1,227,563
Royalty payments	-	(20,000)	-	-	-	-	(20,000)
Acquisitions	-	110,000	10,000	10,000	-	-	130,000
Balance at 31 December 2014	$490,508	$529,052	$30,029	$30,030	$208,719	$49,225	$1,337,563
a)	Buckskin Rawhide East Property, Nevada

In November 2009 the Company entered into a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide East mineral claims (46 claims), a gold prospect located near Fallon, Nevada. The Company agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company could conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, the Company could acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC was required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC would be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

On 11 April 2011, the Company announced it had staked six additional claims, increasing the size of the Buckskin Rawhide East Property to 52 claims.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

On 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company completed the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement was completed with RMC, of which $110,000 was used to acquire the 25% interest.

The fourth and final step with RMC was also completed and involved completion of a Lease Agreement, as outlined in the Company’s 21 August 2014 press release. RMC has leased the Buckskin Rawhide East Property from Emgold based on the following terms:

  The Lease Term is 20 years.
  Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
  During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
  RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
  RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
  RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
  Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
  After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

The Company has met all commitments on this property and up to the date of this report.

b)	Buckskin Rawhide West Property, Nevada

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company issued 125,000 common shares during the quarter two for the property payment for the Buckskin Rawhide West property. The Company has met all commitments on this property as up to date of this report.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

c)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres. The Company issued 111,000 common shares during quarter two for the annual property payment for the Koegel Rawhide property. The Company has met all commitments on this property up to the date of this report.

d)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the options. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The stewart claims have assessment work completed that holds them in good standing until 31 January 2023.

e)	Rozan Property, British Columbia

In 2000, the Company entered into an option agreement now completed to acquire the rights to the Rozan Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold. Rozan claims have assessment work completed that holds them in good standing until 15 March, 2023.

f)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“BET properties”) and surrounding areas in the Grass Valley Mining District, California, which was extended three times and expired in February 2013. The Lease Option to Purchase Agreement was for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property (“BET properties”). The Company is seeking to either extend this Agreement or to purchase the mineral rights subject to financing. Permitting activities for the Idaho-Maryland Project remain on hold.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

At this point in time, Emgold had not been able to reach a suitable agreement with the BET Trust to re-lease the Idaho-Maryland Property. The BET Trust has listed 145 acres of land and 2,750 acres of mineral rights (mostly subsurface) for sale in Grass valley for $2.75 million. Emgold currently owns 27.2 acres (the Lausman Property) and 7.1 acres (the Round Hole Property) of land in Grass Valley. Emgold has also listed its land for sale. Emgold also owns 35 acres of subsurface mineral rights in Grass Valley.

g)	Exploration and evaluation expenditures
Exploration expenditures	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Administration	$-	$-	$-	$-	$-	$-	$-
Claim fees	-	27,826	3,147	5,427	-	-	36,400
Field transport	-	2,028	-	-	-	-	2,028
Geological	-	64,404	-	-	148	149	64,701
Year ended 31 December 2013	$-	$94,258	$3,147	$5,427	$148	$149	$103,129
Administration	$-	$-	$-	$-	$-	$-	$-
Assaying	-	-	-	-	-	585	585
Claim fees	-	400	7,559	5,970	-	-	13,929
Geological	-	-	-	-	(2,489)	(2,489)	(4,978)
General	34,065	-	-	-	-	-	34,065
Year ended 31 December 2014	$34,065	$400	$7,559	$5,970	$(2,489)	$(1,904)	$43,601

10)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the Financial Statements are as follows:

Related Party Disclosure
Name and Principal Position	Fiscal Year(i)		Remuneration or fees(ii)	Share-based awards
CEO and President – management fees	2014 2013	$ $	92,500 185,000	- 3,500
A Company of which the CFO is a director (iii) - management fees	2014 2013	$ $	32,584 34,945	- 1,750
A Company of which the CFO is a director (iii) - accounting	2014 2013	$ $	13,325 17,633	- -
Directors	2014 2013	$ $	- -	- 7,000

                  (i)                        For the year ended 31 December 2014 and 2013.

                (ii)                        Amounts disclosed were paid or accrued to the related party.

              (iii)                        A company of which the CFO, Grant T. Smith, is a director.

At 31 December 2014, fees of $572,314 (2013 – $528,213) payable to David Watkinson; fees of $55,767 (2013 – $22,789) payable to Clearline; fees of $Nil (2013 – $27,286) payable to 759924 Ontario Ltd. All amounts were included in accounts payable or due to related parties.

During the prior year the Company recognized a bad debt expense due to the write-off of accounts receivable from a former director in the amount of $12,756.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

The Company recognized a recovery of $47,988 from settlement of an amount payable to the CEO for living allowances.

Also during Fiscal 2014, the Company recognized a gain on settlement of liabilities of $24,696 from settlement of an amount payable to a former director.

During the prior year, the Company implemented a new internal policy resulting in a write-off of $54,557 of vacation accrual for the CEO.

Due to related parties includes $8,000 which bears interest at 12% per annum. Remaining related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

11)	Share capital
a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)	Common shares, issued and fully paid

As at 31 December 2014, the Company issued 77,823,462 (31 December 2013 – 72,587,462) common shares. On 11 April 2014, the Company issued 236,000 common shares in connection with its previously signed mineral property agreements with a contract value of $20,000. On 18 July 2014, the Company issued 5,000,000 common shares to Rawhide Mining LLC at a price of CDN $0.05 per Unit. The private placement is the third and final tranche of a CDN $1 million private placement that is part of a series of Buckskin Rawhide East Property transactions.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the year is summarized as follows:

Stock option activity	31 December 2014	Weighted average exercise price	31 December 2013	Weighted average exercise price
Balance – beginning of year	7,030,665	$0.16	4,969,665	$0.19
Granted	-	-	3,000,000	0.10
Expired	(64,000)	0.175	(239,000)	0.175
Cancelled and forfeited	-	-	(700,000)	0.15
Balance – end of year	6,966,665	0.16	7,030,665	0.16
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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Details of stock options outstanding as at 31 December 2014 are as follows:

Expiry Date	Exercise Price (CDN$)	31 December 2014	31 December 2013
12 July 2014	$0.175	-	64,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
07 May 2017	$0.15	1,800,000	1,800,000
22 May 2017	$0.15	200,000	200,000
11 October 2018	$0.10	3,000,000	3,000,000
		6,966,665	7,030,665

The outstanding options have a weighted-average exercise price of $0.16 (31 December 2013 - $0.16). The weighted-average remaining life of the options is 2.52 years (31 December 2013 – 3.49) years.

As at 31 December 2014, all 6,966,665 (31 December 2013 – 7,030,665) of these outstanding options had vested. As at 31 December 2014 and 31 December 2013, none of the outstanding options were in the money.

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant Activity	31 December 2014(i)	Weighted average exercise price	31 December 2013(i)	Weighted average exercise price
Balance – beginning of year	8,985,003	$0.19	35,495,784	$0.25
Issued	2,500,000	0.10	2,850,000	0.12
Exercised	-	-	-	-
Expired	(3,321,428)	0.12	(29,360,781)	0.16
Balance – end of year	8,163,575	0.19	8,985,003	0.19
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Details of warrants outstanding as at 31 December 2014 are as follows:

Issued	Expiry	Exercise Price	31 December 2014	31 December 2013
09 September 2010	09 September 2015	0.35	2,813,575	2,813,575
28 December 2012	28 December 2014	0.15(i)	-	3,321,428
01 February 2013	01 February 2015	0.12(i)	2,850,000	2,850,000
18 July 2014	18 July 2016	0.10(i)	2,500,000	-
			8,163,575	8,985,003
(i)	The exercise prices of these warrants are stated in Canadian funds.

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the condensed interim consolidated statement of comprehensive loss as they arise. In the year ended 31 December 2014, the Company recognized a warrant liability of $Nil
(31 December 2013 - $Nil). The warrants were valued and subsequently re-valued on the Company’s reporting dates using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.00%, volatility factors of 69% and an expected life of 19 months. An unrealized loss on warrant liability of $2,715 has been recorded for the year ended 31 December 2014 (31 December 2013 - $37,243).

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

Warrant liability movement during the year is summarized as follows:

Warrant Liability	31 December 2014	Fair Value	31 December 2013	Fair Value
Balance – beginning of year	6,171,428	$-	31,946,495	$30,411
Issued	2,500,000	3,000	2,850,000	6,832
Canadian valued warrants expired	(3,321,428)	-	(28,625,067)	(29,243)
Expired	-	-	-	-
Fair market value adjustment (gain) loss	-	(3,000)	-	(8,000)
Balance – end of year	5,350,000	$-	6,171,428	$-
e)	Stock-based compensation

For the year ended 31 December 2014 and the year ended 31 December 2013, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	31 December 2014	31 December 2013
Total options granted	-	3,000,000
Average exercise price	$-	$0.10
Estimated fair value of compensation	$-	$15,000
Estimated fair value per option	$-	$0.005

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	31 December 2014	31 December 2013
Risk free interest rate	-	1.71%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	61%
Expected option life in years	-	3
Expected maturity rate	-	60-100%

Stock-based compensation for the options that vested during the year is as follows:

	31 December 2014	31 December 2013
Number of options vested	-	3,000,000
Compensation recognized	$-	$15,000

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

12)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the year ended 31 December 2014.

13)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interests. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 December 2014
Current Assets	$27,000	$7,000	$34,000
Long-term Assets
Property and equipment	-	2,000	2,000
Resource properties	867,000	491,000	1,358,000
Other	11,000	-	11,000
Liabilities
Current Liabilities	(138,000)	(623,000)	(761,000)
Long-term Liabilities	-	-	-
31 December 2013
Current Assets	$32,000	$13,000	$45,000
Long-term Assets
Property and equipment	-	4,000	4,000
Resource properties	737,000	491,000	1,228,000
Other	12,000	3,000	15,000
Liabilities
Current Liabilities	(116,000)	(555,000)	(671,000)

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

14)	Income taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended
31 December 2014 and 2013:

	31 December 2014	31 December 2013
Loss before income taxes	$(244,138)	$(258,169)
Statutory income tax rate	26.00%	25.75%
Expected tax recovery	(63,476)	(66,487)
Differences resulting from:
Non-deductible items	88	7,252
Change in estimates	368,546	(885,063)
Share issuance costs	(523)	(272)
Change in tax rates	-	(1,929,943)
Losses expired	255,586	-
Foreign tax rate difference	(19,913)	(13,934)
Change in deferred tax asset not recognized	(540,308)	2,888,448
Provision for income taxes	$-	$-

The British Columbia corporate tax rate has increased during the year, resulting in an increase in the Company’s combined statutory tax rate. Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets at
31 December 2014 and 2013 are comprised of the following:

	31 December 2014	31 December 2013
Canada
Non capital loss carryforwards	$2,602,896	$2,799,697
Exploration and evaluation assets	4,199,752	4,200,894
Capital losses	5,131	5,131
Property and equipment	6,977	6,977
Financial instrument	2,592	2,592
Investment tax credit	73,344	73,344
Financing cost	20,484	51,551
	6,911,176	7,140,186
Deferred tax asset not recognized	6,911,176	7,140,186
Net deferred tax asset (liability)	$-	$-
USA
Net operating loss carryfowards	$8,766,876	$8,433,777
Property and equipment	52,689	67,283
Mineral property	2,236,217	2,866,020
	11,055,782	11,367,080
Deferred tax asset not recognized	11,055,782	11,367,080
Net deferred tax asset (liability)	$-	$-
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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

The Company has non-capital loss carryforwards of approximately $10,011,139 (2013 - $10,768,066) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year of Expiry	Taxable Loss
2015	$1,727,884
2026	1,569,577
2027	1,852,381
2028	1,170,217
2029	1,128,429
2030	728,100
2031	801,494
2032	525,988
2033	280,971
2034	226,098
Total	$10,011,139

In addition, the Company has capital losses of approximately $39,471, which may be carried forward indefinitely to reduce future capital gains.

The Company has net operating loss carryforwards of approximately $22,008,304 (2013 - $21,172,973) which may be carried forward to apply against future year income tax for US tax purposes, as follows:

Year of Expiry	Total
2018	$419,779
2019	363,828
2020	268,287
2021	154,928
2022	313,643
2023	254,921
2024	1,633,972
2025	1,169,211
2026	1,418,934
2027	1,951,724
2028	2,480,011
2029	1,848,103
2030	2,240,579
2031	2,209,605
2032	1,820,125
2033	1,658,891
2034	1,761,533
Total	$22,008,304

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which that Company can utilize such deferred tax assets.

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Emgold Mining Corporation
US Dollars Notes to the Consolidated Financial Statements

15)	Gain on sale of equipment

During Fiscal 2014 and 2013, the Company sold equipment to various third parties at arms-length. The equipment sold generated proceeds of $6,246 (2013 - $35,023). The full amount has been recorded as a gain on the consolidated statement of comprehensive loss as all equipment sold was previously amortized in full.

16)	Gain on settlement of liabilities

During the year ended 31 December 2013, $84,352 of accrued liabilities became statue barred due to the lapse of time. This resulted in the write-off of the liability and the recovery of previously expensed amounts through the statement of comprehensive loss.

17)	Gain on renegotiation of accounts payable

During the year ended 31 December 2013 the Company renegotiated various payable balances with vendors. The negotiations resulted in the Company settling a number of payables for less than what was recorded on the books, resulting in a non-cash gain of $22,089 during the year.

18)	Subsequent events

There have been no significant or notable events subsequent to the year ended 31 December 2014, up to the date of this report.

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